# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Air Industries Group, CIK 0001009891
CUSIP: 00912N205
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1460 FIFTH AVENUE, BAY SHORE, New York (NY), 11706
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0001213900-22-044259
Filed by CIK 0001353439
Persons authorized to receive notices and communications: Robert F. Taglich, 37 Main Street, Cold Spring Harbor,, New York, New York (NY), 11724-1423, 516 757-1500

## Reporting persons
- Robert F. Taglich (CIK 0001353439): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 457,636; shared voting power 23,995; sole dispositive power 457,636; shared dispositive power 23,995; aggregate amount beneficially owned 481,631 (12.5% of the class)
  Comment: (1) Includes 17,120 shares issuable upon exercise of options and warrants.
  
  (2) Includes an aggregate of 168,907 shares issuable on conversion of convertible notes, exclusive of shares issuable upon interest accrued but not paid since December 31, 2020.
  
  (3) Includes 23,995 shares held by Taglich Brothers, Inc. ("Taglich Brothers"), of which the Reporting Person is a shareholder and managing director.
  
  (A) Based upon 3,660,487 shares reported outstanding as of January 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Air Industries Group
Address of issuer's principal executive offices: 1460 FIFTH AVENUE, BAY SHORE, New York (NY), 11706
Comment:
This Amendment No. 3 to the statement of Beneficial Ownership on Schedule 13D filed on August 3, 2022 (the "Statement"), relates to the common stock, $0.001 par value per share, of Air Industries Group ("Issuer").

This Amendment is being filed by the Reporting Person to report changes in ownership resulting from the receipt during the period commencing August 3, 2022, and ending as of the date hereof, of shares of the Issuer in lieu of director fees and decreases in the number of shares which may be acquired by the Reporting Person as a result of the expiration of options and payment of convertible notes previously held by the Reporting Person or Taglich Brothers and sales of common stock by Taglich Brothers.

Except as modified by the information provided herein, the information set forth in Item 1 of the Statement is incorporated herein by reference in response to the disclosure requirements of Item 1 of Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.
Residence or business address: The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.
Present principal occupation or employment: The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.
Criminal convictions in the last five years: The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.
Citizenship: The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Statement for the aggregate number of shares of common stock and percentage of common stock of the Issuer owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Statement for the number of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: During the past sixty days, except for shares received in lieu of director's fees, the Reporting Person has not effected any transactions in the Issuer's Common Stock.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, except as to the securities owned by Taglich Brothers, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Robert F. Taglich: /s/ Robert F. Taglich, Robert F. Taglich (02/05/2025)